Mail Stop 3561

April 16, 2009

William H. Henderson
Chief Executive Officer
America's Car-Mart, Inc.
802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas  72712

>        **Re:      America's Car-Mart, Inc.**
>             **Form 10-K for Fiscal Year Ended April 30, 2008**
>             **Filed July 3, 2008**
>             **Definitive Proxy Statement on Schedule 14A**
>             **Filed August 28, 2008**
>             **Form 10-Qs for the Quarterly Periods Ended July 31, 2008, October 31, 2008**
>             **and January 31, 2009**
>             **Filed September 9, 2008, December 5, 2008 and March 9, 2009**
>             **Form 8-K**
>             **Filed June 26, 2008**
>             **File No. 000-14939**

Dear Mr. Henderson:

     We have reviewed your filings and have the following comments.  You should comply with the comments in all future filings, if applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 25

1.      Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note on page 21 you discuss higher purchase costs due to the decrease in domestic new car sales and on page 22 you reference credit losses due to your customers having difficulty making payments under the terms of their loans.  Discuss whether you expect these trends to continue and how they may impact your plans to expand, your available liquidity, or any other factors.  Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.  Also, you should consider discussing the impact of any changes on your earnings.  Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Estimates, page 27

2.      Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results.  In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of and reasons for changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to reasonably likely changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  For example, please expand your allowance for credit loss disclosures to more specifically discuss the significant estimates involved in your accounting and supplement

your discussion by providing quantitative analysis.  Please consider disclosing further information about your allowance for credit loss percentage, delinquency levels, collateral values, and other significant estimates utilized, and addressing in more detail how the current economic downturn has impacted these assumptions and estimates. Please refer to SEC Release No. 33-8350.

Financial Statements for the Fiscal Year Ended April 30, 2008

Statements of Operations, page 33

3.      Based on your disclosures, we assume that your presentation of cost of sales excludes any charges for depreciation and amortization.  If our understanding is correct, please revise the caption for cost of sales consistent with the guidance in SAB Topic 11:B. Additionally, please briefly describe the types of expenses that you classify as cost of sales, either in the footnotes to your financial statements or in MD&A, as we believe this assists your readers when comparing you to other companies.

Note B – Summary of Significant Accounting Policies, page 36

4.      We assume by the lack of segment disclosures that you have one reportable segment. Please tell us if you aggregate any operating segments into your single reportable segment.  If so, please tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131, including how you determined the aggregated operating segments have similar long-term average gross margins, and disclose that operating segments have been aggregated in accordance with paragraph 26.(a.) of SFAS 131.  If you only have one operating and reportable segment under SFAS 131, please explain to us how you reached this conclusion, and consider clearly disclosing this fact as we believe this provides useful information to your investors about how management views your company.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses, page 37

5.      We have reviewed your disclosures regarding your finance receivable and allowance for credit losses and have the following comments:

- Tell us and revise future filings to describe in further detail how you determine your allowance for credit losses.  Please cite the accounting guidance you utilize in recording your allowance and explain whether you evaluate loans individually and/or as a group.  You may wish to refer to the guidance in SAB Topic 6:L.

- Tell us if the loans you provide customers are simple interest loans or pre-computed loans, whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loans.  If you provide pre-computed loans, please tell us the method you use to apply proceeds received between principal and interest and how that application impacts your recognition of interest income, if at all. Please also disclose these matters to your investors.

- Explain to us why unearned finance charges, representing the balance of interest income remaining from the total interest to be earned over the terms of your installment contracts, have been reflected as a reduction to the finance receivable. Tell us how you compute the earned and unearned pieces of your overall finance charge. Please also disclose these matters to your investors.

- You disclose on page 39 that you compute interest income using the interest method. Please confirm that you use the effective interest method.

- Please provide us with an illustrative example complete with journal entries that summarizes how you record loan originations, loan repayments, amortization of unearned finance charges, loan pre-payments, and the accrual of interest.

- Please tell us and disclose to your investors the accounting policies indicated by paragraph 13(c)(1) of SOP 01-6, or tell us why these are not applicable to you. To the extent that you have placed any of your loans on nonaccrual status, please also show us and provide to your investors the disclosures required by paragraph 13(g) of SOP 01-6 and, with reference to SAB Topic 11:K, the disclosures described in Item III.C.1 of Industry Guide 3. If you do not place loans on nonaccrual status, please better explain your policies to us and your investors.

- With reference to SAB Topic 11:K, please show us and provide to your investors the disclosures described in Item III.B and III.C.2 of Industry Guide 3, or tell us why these are not applicable to you. If you have any impaired loans within the scope of SFAS 114, please show us and provide to your investors the disclosures required by paragraph 20(a)-(c) of the standard.

- You disclose on page seven that you periodically enter into contract modifications with customers to extend the payment terms. Citing applicable authoritative accounting guidance, please tell us and disclose to your investors how you account for these modifications. Please clarify if you provide any concessions to customers that would constitute a troubled debt restructuring.

Inventory, page 37

6.      We read on page seven that repossessed vehicles are either sold on a retail basis through one of your stores or sold for cash on a wholesale basis primarily through physical or on-line auctions. With reference to paragraph 13(f) of SOP 01-6, please tell us how you determined it was appropriate to classify repossessed vehicles as inventory. Your response should quantify the amount of inventory comprised of repossessed vehicles at each balance sheet date and as of October 31, 2008.

Revenue Recognition, page 39

7.      We understand that you principally derive your revenues from used vehicles sales,
        service contracts, payment protection plans, and interest income and late fees earned on
        finance receivables.  Please revise future filings to provide the revenue disclosures by
        product and service group required by paragraph 37 of SFAS 131.  Additionally, please
        consider whether useful information would be conveyed to your investors by dividing
        used vehicle sales into multiple categories.  If you believe that other product categories
        are more appropriate, please advise.

8.      We note that you sell service contracts and ratably recognize those revenues over the
        five-month service contract period.  We further note your disclosures on page six that you
        coordinate service with third party service centers with which you typically have
        previously negotiated labor rates and mark-up percentages on parts.  Please tell us the
        nature and significant terms of your arrangements with the third-party service centers,
        including whether or not they receive a specified fee for each service contract sold and
        whether or not you remain the legal obligor under the contracts.

9.      We note your disclosures here and in Note J.  Please tell us how you considered the
        disclosures required by paragraphs A240(b)(1)(c) and A240(d)(2) of SFAS 123R for your
        stock options exercisable at year end.  Also tell us how you considered the guidance in
        paragraphs A240(b)(2) and A240(d) for your restricted shares issued under the Stock
        Incentive Plan.

Note C – Finance Receivables, Net, page 45

10.     We note the tabular analysis of your finance receivables allowance at the bottom of page
        45.  Please tell us how you considered the guidance in Instruction 2 to Item IV.A of
        Industry Guide 3.  Also tell us how you considered separately disclosing the amount of
        recovered collateral and the amount of charge-offs, either within this table or in narrative
        form, and separately quantify these amounts in your response for each year presented in
        your Form 10-K.

Note H – Capital Stock, page 48

11.     We note that you classify the redeemable preferred stock of your subsidiary as a liability.
        Please clarify why you classify the preferred stock as a liability, and tell us the
        accounting guidance you are relying upon.  Also tell us and disclose in future filings how
        you account for preferred stock dividends.

Note L – Fair Value of Financial Instruments, page 51

12.     We note that the fair value of your net finance receivable as of April 30, 2008 is
        significantly less than its carrying value.  Please reconcile this difference and clarify why
        further markdowns of the receivable are not necessary.

Note N – Quarterly Results of Operations (unaudited), page 52

13.     Please tell us why you have excluded gross profit from your presentation of quarterly
        financial data.  Refer to Item 302 of Regulation S-K.  In this regard, based on your
        analysis of changes in gross margin within MD&A, it appears that you can calculate this
        number and that management believes this number is meaningful since you use it to
        analyze your results.

Exhibits, page 58

14.     Please file complete copies of material agreements, including all exhibits, schedules and
        attachments.  See Item 601(b)(10) of Regulation S-K.  For example, we note that you
        have not filed each of the exhibits to Exhibits 4.2 and 4.3.  Please review your material
        agreements, and re-file complete agreements.  Also the filing dates for Exhibits 4.2.5,
        4.3.5 and 4.4 appear to be incorrect.  It appears that you filed those agreements on a Form
        8-K on May 21, 2008.  Similarly, you have indicated that Exhibits 3.2, 10.7, 10.8 and
        10.9 were filed on a Form 8-K on December 7, 2007 while it appears that they were filed
        as exhibits to a Form 10-Q on that date.  Please review the exhibit index and revise.

Exhibit 31

15.     We note that you have deleted clauses from subparagraph 4(d) and paragraph 5 of the
        certifications signed by Mr. Williams and Mr. Henderson.  We also note that you
        changed the word "is" to "was" in subparagraph 4(a) of your Form 10-Q for the quarterly
        period ending July 31, 2008.  In future filings, please ensure that your certification
        appears exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Base Salary, page 11

16.     We note your disclosure on page 11 that for fiscal year 2008 your Chief Executive
        Officer received a 17.6% increase and your Chief Operating Officer received an 8.8%
        increase in their base salaries as compared to fiscal year 2007.  Please discuss the factors

considered in deciding to implement these increases. See Item 402(b)(2)(ix) of Regulation S-K.

Economic Profit, page 11

17.     We note your discussion in the second paragraph on page 11 regarding your use of "economic profit" as the performance criteria for certain of your named executive officers. We further note that you used net income as your General Counsel's performance criterion for fiscal 2008. Please discuss the analysis that led to your decision to use net income, as opposed to economic profit, as the criterion for your General Counsel's performance and how this fits into your overall compensation objectives.

18.     We note that you have not disclosed the levels of economic profit per diluted share performance goals for your short-term incentive compensation. Please disclose the goals for fiscal 2008. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the target would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, tell us why you did not include the target, threshold and maximum payments in the grants of plan-based awards table.

19.     Please disclose why you awarded the amounts of short-term incentive awards for 2008 that are identified in the summary compensation table and discuss why certain executive officers received awards that were characterized as bonuses instead of short-term non-equity incentive awards. See Item 402(b)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended July 31, 2008

Item 4. Controls and Procedures, page 22

A) Evaluation of Disclosure Controls and Procedures, page 22

20.     We note in the last sentence of the first paragraph on page 22 you state that your Chief Executive Officer and Chief Financial Officer concluded that information required to be disclosed by the company is accumulated and communicated to your management to allow timely discussions regarding required disclosure. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer also concluded that this information is accumulated and communicated to your management to allow timely decisions regarding required disclosure. In the future, please also ensure that you refer to the

definition of disclosure controls and procedures exactly as it is set forth in Rule 13a-15(e) or Rule 15d-15(e), as applicable, under the Securities Exchange Act of 1934.

Form 10-Q for the Quarterly Period Ended January 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

21.     You disclose that credit losses in the first nine months of fiscal 2009 were 21.8% of sales compared to 22.8% for the comparable prior period.  Please clarify why this percentage has declined despite the recent adverse economic and market conditions discussed on page 22 of your quarterly filing.  Based on recent negative trends in such factors as unemployment levels, fuel and energy costs, and discretionary spending levels, we would have expected your reserve percentage to increase from the prior period.  Please ensure future filings disclose in further detail the reasons for fluctuation in this reserve percentage.

Form 8-K Filed June 26, 2008

22.     We note your presentation in the attached press release of net income and earnings per share for 2007 excluding the effects of a non-cash increase in the allowance for loan losses and excluding the effects of the favorable income tax results recognized during the fourth quarter.  If you wish to present non-GAAP measures in future filings, please ensure that you comply with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-K, and our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ).

*       *       *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume at (202) 551-3254 or in his absence, Jennifer Thompson, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director